

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Mr. John A. Ustaszewski
Senior Vice President and Chief Financial Officer
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

> **Re: DCB Financial Corp**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-22387**

Dear Mr. Ustaszewski:

We have reviewed your response dated August 10, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

MD&A

Capital Resources, page 38

1. It does not appear that you have revised your disclosure to include the information requested by comment 4 of our letter dated July 14, 2011. Please provide us with your proposed disclosure to be made in future filings in response to this comment. Based on the content of your response, we may ask you amend your current quarterly report to include this information.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney